September 3, 2024

VIA EDGAR

Ms. Doris Stacey Gama

Mr. Joshua Gorsky

United States Securities and Exchange Commission

Division of Corporate Finance, Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Atlantic Coastal Acquisition Corp. II

Preliminary Proxy Statement of Schedule 14A

Filed August 20, 2024

File No. 001-41224

Dear Ms. Doris Stacey Gama and Mr. Joshua Gorsky:

On behalf of Atlantic Coastal Acquisition Corp. II (the “Company”), we respectfully submit this letter in response to the comment received in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 30, 2024, with respect to the Company’s preliminary proxy statement on Schedule 14A filed on August 20, 2024 (the “Preliminary Proxy”). For reference purposes, the text of your letter dated August 30, 2024, has been reproduced herein (in bold), with the Company’s response below such comment.

Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Preliminary Proxy Statement on Schedule 14A

General

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With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s sponsor, Atlantic Coastal Acquisition Management II LLC, is controlled by and has substantial ties with a non-U.S. person given that the managing member of the Company’s sponsor is a citizen of the Republic of Cyprus. However, the Company does not believe that such relationship would materially impair the ability of the Company to complete a business combination. We respectfully note the Preliminary Proxy refers the reader to risk factor disclosure in the Company’s Annual Report on Form 10-K filed with the Commission on Mach 29, 2024 (as amended on April 1, 2024), which includes risk factor disclosure concerning the sponsor’s tied to a non-U.S. person. The Company will add a risk factor (provided below) to its definitive proxy statement on Schedule 14A to disclose that its sponsor is controlled by and has substantial ties with a non-U.S. person.

We may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”), and any business combination may be subject to U.S. foreign investment regulations and review by CFIUS or another U.S. government entity.

Our sponsor, Atlantic Coastal Acquisition Management II LLC, is controlled by and has substantial ties with a non-U.S. person given that the managing member of our sponsor is a citizen of the Republic of Cyprus. Certain federally licensed businesses in the United States are subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving “foreign persons” to determine the effect of such transactions on U.S. national security. Therefore, because we may be considered a “foreign person” under such rules and regulations, we could be subject to foreign ownership restrictions and/or CFIUS review if our proposed business combination is between us and a U.S. target company engaged in a regulated industry or which may affect national security.

The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments in sensitive U.S. businesses. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory CFIUS filings. It is unclear at this stage whether our potential business combination will fall within CFIUS’s jurisdiction, and if so, whether we would be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS. If we seek CFIUS review prior to the completion of our initial business combination, we may be subject to substantial delays and increased transaction costs. If we are required to undergo a CFIUS review following the completion of our initial business combination, in addition to any conditions or divestiture requirements imposed on us, we may incur substantial costs in connection therewith. Other possible foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination within the applicable Termination Date because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive $10.20 per share of Series A common stock on the liquidation of their shares and our warrants will expire worthless. This will also cause our investors to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Please call me at (212) 858-1101 if you have any questions or require any additional information in connection with the foregoing. We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp. II

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